Item 1(a)	Name of Issuer:

		CBT Financial Corp



Item 1(b)	11 N. Second St.
		Clearfield, PA  16830



Item 2(a)	Name of Person Filing:

		S&T Investment Company



Item 2(b)	Two Greenville Crossing
		4005 Kennett Pike - Suite 220
		Greenville, DE  19807


Item 2(c)	Delaware



Item 2(d)	Common Stock



Item 2(e)	12495U 10 0



Item 3.	If this statement is filed pursuant to Rules 13 d-1(b),
            or 13d-2(b).

		Check whether the person filing is a:

	(d)	[ x ]  Investment Company



Item 4.	Ownership

	(a)	53,252

	(b)	5.14%

	(c)

		(i)	53,252
		(ii)	-0-

		(iii)	53,252

		(iv)	-0-



Item 5.	Ownership of Five Percent or less of a Class


		Not Applicable



Item 6.	Ownership of More than Ten Percent on Behalf of Another
        	Person.


		Not Applicable



Item 7.	Identification and Classification of the Subsidiary
        	which acquired the Security being reported on by the Parent Holding Company


		Not Applicable



Item 8.	Identification and Classification of the Group


		Not Applicable



Item 9.	Notice of Dissolution of Group


		Not Applicable



Item 10.	Certification


By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 27, 2004
___________________________

Date





S&T Investment Company


By


/s/ Robert E. Rout
____________________________



Robert E. Rout
President